Direct Phone: 503.553.3185

jason.powell@foster.com

October 12, 2022

VIA U.S. MAIL

United States Securities and Exchange Commission Division of Corporation Finance and Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Re:	Fundhomes 1, LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed September 13, 2022 File No. 024-11939

Dear Ladies and Gentlemen:

We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement filed October 4, 2022 File No. 024-11939 (“Offering Statement”). We have made changes to the Offering Statement in additional to providing addition information to address your comments in your letter. Please see below for responsive comments to you letter.

General

1.	We reissue prior comment 1. We continue to note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the maximum number of Interests offered for a series have been accepted or (ii) a date determined by your manager in its sole discretion. The subscription agreement continues to provide that you reserve the right to reject any subscriptions, in whole or in part, for any or no reason. Additionally, it appears you reserve the right for the manager to terminate this offering in its sole discretion prior to closing. As it appears that you have an undetermined time to process subscription requests and can reject or delay a subscription for any reason and may terminate the offering at any time prior to closing, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. For example, if multiple persons subscribe at the same time, your current disclosure appears to indicate that you have the ability to accept the subscription and deliver shares to one purchaser and delay acceptance and delivery of shares to another.

Response:	We have revised the language in the Offering Circular to address this comment.

United States Securities and Exchange Commission
October 12, 2022

Cover Page

2.	We reissue prior comment 4. We continue to note the limited voting rights as described on page 58 and elsewhere in your offering statement. Please revise your cover page to address the voting limitations regarding the Series Interests held by investors.

Response:	Information regarding the limited voting rights has been added to the cover page.

Series Offering Table, page 1

3.	We note your response to comment 5 that the “Series offering will commence upon qualification.” We also note your disclosure in the “Plan of Distribution” section that the offering will commence within two days after the qualification date. Please revise to clarify the date the offering will commence.

Response:	The Series Offering Table has been revised to line up with the other changes made to the Offering Circular.

Offering Summary, page 6

4.	Please clarify when the initial closing will occur. We note your disclosure on page 6 that there will be a separate closing, or closings, with respect to each Offering. An initial closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of Interests for a Series has been accepted or (ii) a date determined by the manager in its sole discretion, which appears to differ from the disclosure on page 32 which refers to the date one week prior to three months after the offering begins.

Response:	We have revised the language in the Offering Circular to address this comment.

Risk Factors, page 7

5.	We note your deletion of much of your tax disclosure in response to prior comment 15. Please provide disclosure which fully addresses the material tax risks of an investment in a series of your securities. Refer to Item 3(b) of Part II of Form 1-A.

Response:	We have revised the language in the Offering Circular to address this comment, including adding a section on material US Tax Considerations.

United States Securities and Exchange Commission
October 12, 2022

6.	Refer to prior comment 16. We note your disclosure on page 18 that each prospective investor should consult with his or her own advisor as to the advisability and tax consequences of an investment in a Series. Please revise as previously requested.

Response:	We have revised the language in the Offering Circular to remove this language and address this comment.

The Company's Business, page 35

7.	We note your response to prior comment 8. It remains unclear how these projected dividends and appreciation were determined, given your history of operations. Please provide a detailed response which shows clearly how these amounts were determined and the basis for such calculations.

Response:	This information has been removed from the Company’s website. Again, these figures were based on historical vacation rental income data for similar properties near the Company’s properties as taken from data on AirDna (https://www.airdna.co/) and house sale price data from Zillow (https://www.zillow.com/).

Interest Purchase Price Adjustments, page 44

8.	We note your response to prior comment 11 and reissue the comment. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response:	The Company has elected to remove anything related to NAV. The necessary changes were made to the Operating Agreement and the Offering Circular.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES, page 49

9.	We note your response to comment 14. Please revise to indicate when Ming Zhu started his real estate investments. Also clarify the duration and percentage of Ming Zhu’s ownership of the vacation rental management company Yirental. Finally, please revise the executive officer table to indicate Ming Zhu’s age.

Response:	Information was added to the Offering Circular to address this comment.

United States Securities and Exchange Commission
October 12, 2022

Please feel free to contact me if you have any questions at the above contact information.

Sincerely,

FOSTER GARVEY PC

Jason M. Powell
Principal

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